UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 14, 2014, Intelsat S.A. made available materials relating to its 2014 Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders to be held on June 19, 2014.

The following proxy materials are available on Intelsat’s website at www.intelsat.com/investors:

Letters to shareholders regarding the 2014 Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders;

Proxy Statement and Proxy Card,

Annual Report on Form 20-F,

Statutory stand-alone financial statements of Intelsat S.A. for the accounting year ended December 31, 2013 in conformity with Luxembourg generally accepted accounting principles, and

Consolidated financial statements of Intelsat S.A. and its group for the accounting year ended on December 31, 2013, with IFRS reconciliation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: May 14, 2014	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary